UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of February, 2021

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒                    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐                     No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐                     No  ☒

YPF Sociedad Anónima

TABLE OF CONTENTS

ITEM

1 Translation of letter to the Buenos Aires Stock Exchange dated February 24, 2021.

Autonomous City of Buenos Aires, February 24, 2021

To the

Bolsa de Comercio de Buenos Aires

(Buenos Aires Stock Exchange)

Re: Changes in the composition of the Board of Directors and the Senior Management Structure of YPF S.A. (“YPF” or “Company”)

Dear Sirs:

The purpose of this letter is to comply with the requirements of Article 23 section 8, Chapter VI of the ByMA Listing Regulations.

In that regard, we inform you that at its meeting held on February 24, 2021 the Company’s Board of Directors considered and decided to accept the resignation of Mr. Guillermo Emilio Nielsen as Chairman of the Board and Director for Class D shares, for strictly personal reasons.

According to the provisions set forth in article 258 of the Ley General de Sociedades 19,550 and article 13 of YPF’s bylaws -Vacancies-, the members of the Supervisory Committee for Class D shares appointed Mr. Pablo Gerardo González, as Director for Class D shares by virtue of the vacancy caused by the resignation of Mr. Guillermo Emilio Nielsen, with a tenure until the election of new directors by the Shareholders’ Meeting.

Additionally, it is reported that the Board of Directors of the Company decided to appoint Mr. Pablo Gerardo González as Chairman of the Board.

Finally, at the same meeting, and further to the information reported in the release dated January 21, 2021, the Board of Directors of the Company designated Mr. Gustavo Medele as Vice-President of Human Resources.

Yours faithfully,

Santiago Wesenack

Market Relations Officer

YPF S.A.

Incorporation by Reference

YPF hereby designates this report on Form 6-K as being incorporated by reference into its Exchange Offer and Consent Solicitation Memorandum dated January 7, 2021, as amended, and shall be deemed to be a part thereof from the date on which this report is furnished to the SEC, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: February 24, 2021	By:	/s/ Santiago Wesenack
	Name:	Santiago Wesenack
	Title:	Market Relations Officer